[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 29, 2018

VIA EDGAR Jay Williamson, Attorney Adviser United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:    Registration Statement (333-227124) of
Prospect Capital Corporation (the “Fund”)
Dear Mr. Williamson:
We are in receipt of oral comments provided by you on October 26, 2018 regarding Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (the “Amendment”).
The Fund has considered your comments and has authorized us to make on its behalf the responses discussed below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Amendment.

Disclosure Comments:

1.
We note the Fund’s response to comment 11 (“Prior Response 11”) in the prior response letter, dated October 23, 2018, relating to the presentation of certain portfolio metrics. We believe the draft disclosure places too much emphasis on the formula, and places insufficient emphasis on what the calculation is, how the calculation is used and what its potential limitations are. For example, it is unclear why “Weighted Average Portfolio Net Leverage” does not include all portfolio company leverage, why the Fund has chosen to calculate the metric the way it has and what sort of limitations or risks might be associated with the Fund’s calculation. Please revise or advise, as appropriate.

The Fund will include the requested disclosure, as applicable, in future filings. Please see below draft disclosure as it relates to the Fund’s Form 8-K filed on August 30, 2018.
Weighted Average Portfolio Net Leverage (“Portfolio Net Leverage”) and Weighted Average Portfolio EBITDA (“Portfolio EBITDA”) provide clarity into the underlying capital structure of the Fund’s portfolio debt investments and the likelihood that the Fund’s overall portfolio will be able to make interest payments and repay principal.
Portfolio Net Leverage generally reflects the net leverage of each of the Fund’s portfolio company debt investments, weighted based on the current fair market value of such investments. The net leverage for each portfolio company is calculated based on the Fund’s investment in the capital structure of such portfolio company, with a maximum limit of 10.0x adjusted EBITDA. This calculation excludes debt subordinate to the Fund’s position within the capital structure because the Fund’s exposure to interest payment and principal repayment risk is limited beyond that point. Additionally, structured credit residual interests and equity investments, for which principal repayment is not assured, are also not included in the calculation. The calculation does not exceed 10.0x adjusted EBITDA for any individual investment because 10.0x inherently captures the highest level of risk to the Fund. Portfolio Net Leverage provides the Fund with some guidance as to the Fund’s exposure to the interest payment and principal repayment risk of its overall debt portfolio. The Fund monitors its Portfolio Net Leverage on a quarterly basis.
Portfolio EBITDA is generally used by the Fund to supplement Portfolio Net Leverage and generally indicates a portfolio company’s ability to make interest payments and/or repay principal. Portfolio EBITDA is calculated using the weighted average dollar amount EBITDA of each of the Fund’s portfolio company debt investments. The calculation provides the Fund with insight into profitability and scale of the portfolio companies within the Fund’s overall debt investments.
These calculations include addbacks that are typically negotiated and documented in the applicable investment documents, including but not limited to transaction costs, share-based compensation, management fees, foreign currency translation adjustments and other nonrecurring transaction expenses.
Together, Portfolio Net Leverage and Portfolio EBITDA assist the Fund in assessing the likelihood that the Fund will receive interest and principal payments. However, these calculations are not meant to substitute an analysis of the Fund’s underlying portfolio company debt investments, but to supplement such analysis.

2.	We note Prior Response 11. Please tell us supplementally what the Fund means by the reference to “a maximum limit of 10.0x adjusted EBITDA.”
The Fund advises the Staff to see the above response.

3.	We note Prior Response 11. Please clarify the Fund’s disclosure to indicate what period the Fund used for the EBITDA calculation. For example, trailing twelve months, projected EBITDA, etc.
The Fund used trailing twelve months for the EBITDA calculation.

* * * * *

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (416) 777-4727 or Michael K. Hoffman at (212) 735-3406.
Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou